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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                    and
                                SCHEDULE 13D
                 under the Securities Exchange Act of 1934
                             (Amendment No. 1)

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                            YURIE SYSTEMS, INC.
                         (Name of Subject Company)

                         REINDEER ACQUISITION, INC.
                          LUCENT TECHNOLOGIES INC.
                                 (Bidders)

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                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)

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                                98871Q 10 2
                   (CUSIP Number of Class of Securities)

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                           Pamela F. Craven, Esq.
                         Reindeer Acquisition, Inc.
                        c/o Lucent Technologies Inc.
                            600 Mountain Avenue
                       Murray Hill, New Jersey 07974
                               (908) 582-8500
         (Name, Address and Telephone Number of Persons Authorized
        to Receive Notices and Communications on Behalf of Bidders)

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                                 Copies to:
                       Robert I. Townsend, III, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000

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        Lucent Technologies Inc. ("Parent") and Reindeer Acquisition, Inc.
(the "Purchaser") hereby amend and supplement the Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D (the "Statement"), originally filed on April 30, 1998, with respect to their offer to purchase all outstanding shares of common stock, par value $.01 per share, of Yurie Systems, Inc., a Delaware corporation, as set forth in this Amendment No.
1. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

        Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

        On May 11, 1998, Parent and the Purchaser entered into two separate release agreements with Dr. Jeong H. Kim and Felice Li, releasing an aggregate of 150,000 Shares from the Stockholders Agreement, in order to permit such individuals to make certain charitable contributions. After giving effect to such releases, the remaining Shares subject to the Stockholders Aggreement will continue to represent more than a majority of the outstanding Shares (determined on a fully diluted basis) and, upon the tendering of these Shares, the Minimum Condition will be satisfied.

        Item 10. Additional Information.

        On May 12, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

        Item 11. Material to be filed as Exhibits.

        (a)(9) Press Release, dated May 12, 1998.


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                                 SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 13, 1998


                          REINDEER ACQUISITION, INC.,


                          By: /s/ Pamela F. Craven
                              -------------------------------
                              Name:   Pamela F. Craven
                              Title:  Vice President and Secretary


                          LUCENT TECHNOLOGIES INC.,


                          By: /s/ Pamela F. Craven
                              -------------------------------
                              Name:   Pamela F. Craven
                              Title:  Vice President-Law


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                               EXHIBIT INDEX



Exhibit No.                Exhibit

(a)(9)                     Press Release, dated
                           May 12, 1998